Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares or other securities of KANZHUN LIMITED (the “Company”). Prospective investors should read the listing document dated December 16, 2022 (the “Listing Document”) issued by the Company for detailed information about the Company.

The Company is controlled through weighted voting rights. Prospective investors should be aware of the potential risks of investing in a company with a WVR structure, in particular that the WVR Beneficiary, whose interests may not necessarily be aligned with those of our Shareholders as a whole, will be in a position to exert significant influence over the outcome of Shareholders’ resolutions, irrespective of how other Shareholders vote. For further information about the risks associated with our WVR structure, please refer to the section headed “Risk Factors-Risks Relating to Our Shares and Our ADSs” of the Listing Document. Prospective investors should make the decision to invest in the Company only after due and careful consideration.

Unless otherwise defined herein, capitalized terms in this announcement shall have the same meanings as those defined in the Listing Document.

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

LISTING BY WAY OF INTRODUCTION

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

Liquidity Arrangements regarding the Average Daily Trading Volume of the Class A Ordinary Shares on the Hong Kong Stock Exchange

Joint Sponsors

The Company issues this announcement to provide updates on the average daily trading volume of the Class A Ordinary Shares on the Hong Kong Stock Exchange. Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the formal notice dated December 16, 2022 (the “Formal Notice”), the announcement regarding previous trading day trading information in respect of the ADSs on the Nasdaq dated December 22, 2022 (the “December 22 Announcement”) and the announcements in relation to liquidity arrangements regarding the average daily trading volume of the Class A ordinary shares on the Hong Kong Stock Exchange dated December 29, 2022 and January 5, 2023 (the “Weekly Liquidity Announcements”) issued by the Company before deciding to invest in the Class A Ordinary Shares or the ADSs.

INTRODUCTION

We refer to the Listing Document, the Formal Notice, the December 22 Announcement and the Weekly Liquidity Announcements issued by the Company.

As at January 10, 2023, there are 865,470,734 ordinary shares issued and outstanding, comprising of 724,640,333 Class A Ordinary Shares and 140,830,401 Class B Ordinary Shares (excluding the 24,682,770 Class A Ordinary Shares issued to the Depositary for bulk-issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans).

LIQUIDITY ARRANGEMENT REGARDING AVERAGE DAILY TRADING VOLUME OF OUR CLASS A ORDINARY SHARES ON THE HONG KONG STOCK EXCHANGE

Dealings in our Class A Ordinary Shares on the Hong Kong Stock Exchange commenced on December 22, 2022.

As stated in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong” in the Listing Document, the Designated Period (being a period of 30-calendar-day commencing on the Listing Date) started from December 22, 2022 and will end on January 20, 2023.

The following table sets forth the average daily trading volume and average daily turnover of our Class A ordinary shares on the Hong Kong Stock Exchange from January 6, 2023 to January 12, 2023.

Average daily
trading volume of
our Class A
	Average daily	Average	Ordinary Shares
	trading volume of	daily turnover	(as a percentage of
	our Class A	of our Class A	the total issued
	Ordinary Shares	Ordinary Shares	share capital of
	(number of shares)	(in millions) (HK$)	the Company)(1) (%)
January 6, 2023 to January 12, 2023	10,180	0.95	0.0012%

Note:

(1)       Calculated based on the number of total issued and outstanding shares of the Company as of January 10, 2023.

As stated in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong” in the Listing Document, the December 22 Announcement and the Weekly Liquidity Announcements, the Company will release further announcements on liquidity arrangements regarding the accumulated average daily trading volume of our Class A Ordinary Shares on the Hong Kong Stock Exchange on a weekly basis during the Designated Period.

By Order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Executive Director, Chairman and Chief Executive Officer

Hong Kong, January 12, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, Mr. Tao Zhang, and Ms. Xiehua Wang as the executive directors, Mr. Haiyang Yu as the non-executive director, Mr. Charles Zhaoxuan Yang, Mr. Yonggang Sun, and Mr. Yusheng Wang as the independent non-executive directors.

3